Exhibit 8.1

Subsidiaires of Celyad SA

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Celyad Inc.	United States
CorQuest Medical, Inc.	United States
Biological Manufacturing Services SA	Belgium